Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

The following communication appeared on www.IPO-Edge.com on January 4, 2021, following an interview given by Dr. Fred Kennedy, President of Momentus Inc.

INTERVIEW: Momentus President Kennedy Confirms Revenue Forecast, Merger Schedule

Dr. Fred Kennedy, President of Momentus Inc., which is merging with Stable Road Acquisition Corp.

By John Jannarone

Momentus Inc., a provider of in-space infrastructure services, continues to expect the same number of launches and the same revenue in 2021 despite an adjustment to its launch schedule. The company also remains on track to complete its merger with Stable Road Acquisition Corp. (NASDAQ: SRAC) during the first quarter, clearing the way for a formal listing shortly thereafter.

That’s according to Momentus President Dr. Fred Kennedy, who spoke to IPO Edge following an announcement Monday that a mission scheduled for January would be moved to a subsequent launch in 2021 to allow sufficient time for a review by the Federal Aviation Administration (FAA). Momentus regularly undergoes review by various agencies and has cleared them.

Momentus has several more launches planned between June and December 2021 with SpaceX, the company formed in 2002 by Elon Musk, who also founded Tesla, Inc. Momentus, which counts major players such Lockheed Martin and NASA as customers, is one of a number of space-focused companies recently getting attention from investors, notably Virgin Galactic Holdings, Inc.

The full interview with Dr. Kennedy is below:

IPO Edge: You initially planned to launch your inaugural Vigoride transport vehicle in December 2020, and that date was moved to January 2021, with the launch now being remanifested to a subsequent time in 2021. What caused the delays?

Dr. Kennedy: The initial shift in our schedule resulted from a launch delay unrelated to Momentus.  The most recent shift (from January 2021 to a subsequent launch in 2021) came about as result of a delay in the Federal Aviation Administration’s (FAA’s) approval of Momentus’ spacecraft. The FAA did not express any specific concerns of its own, but rather indicated that more time was needed to complete its interagency review of Momentus’ payload.

IPO Edge: What is the nature of this interagency review, and is this the first time you are undergoing such a review?

Dr. Kennedy: We are quite familiar with interagency review processes, and we have cleared similar reviews for our other licenses. For example, we recently cleared an interagency review as part of our effort to obtain a license from the National Oceanic and Atmospheric Administration (NOAA) to allow the operation of our spacecraft’s camera. While we discuss interagency reviews in our S-4, these reviews are a standard part of various license application processes, allowing multiple government agencies – the Department of Commerce, Department of Defense, Department of State, NASA, and others – to examine the applications from their individual perspectives.

IPO Edge: You state in your S-4 that interagency review may include a review of foreign ownership. Is that a concern for Momentus?

Dr. Kennedy: NOAA and its partner agencies have already reviewed Momentus’ foreign ownership – this review was completed to the satisfaction of these agencies, as evidenced by NOAA’s issuance of a license.

Momentus is approximately 74% U.S.-owned today, and this U.S.-majority ownership is expected to increase to approximately 84% upon the company’s merger with Stable Road.  This merger is on target to close in the first quarter of 2021 (subject to approval of Stable Road’s and Momentus’ stockholders and other closing conditions, including a registration statement being declared effective by the SEC). We also mention in our S-4 that Mikhail Kokorich, the CEO of Momentus and one of the company’s larger shareholders, is an asylum seeker from the Russian Federation, currently pursuing several paths to U.S. Person status. We believe that Mr. Kokorich meets all legal requirements to be granted such status in the United States, and that he will be offered U.S. citizenship, further increasing U.S. ownership of Momentus.

IPO Edge: In addition to the FAA approval, are there any other approvals/licenses Momentus still needs in order to launch Vigoride?

Dr. Kennedy: No, Momentus currently holds all necessary licenses for its Vigoride vehicle.

IPO Edge: How will the new launch date impact your 2021 revenue?

Dr. Kennedy: The number of launches did not change. Rather than launching in January, we will launch this particular vehicle at our first opportunity, later this year.  Hence, we do not expect changes to our total revenue for 2021.

IPO Edge: Does this new timing impact your technology roadmap progress or ability to win new customers?

Dr. Kennedy: This launch delay does not impact our technology roadmap. We had already planned to fly our upgraded Vigoride 2.0 transfer vehicle in June 2021, followed by vehicles with additional technical improvements during the third and fourth quarters.  We expect this iterative approach will allow us to achieve planned performance targets by the end of this calendar year. We are continuing to develop our high-power water plasma thruster and other key subsystems for incorporation into a much larger and more capable vehicle, Ardoride, which we expect will be able to reach geosynchronous or even lunar orbits.  We are confident that the unique complement of services offered by Vigoride and Ardoride will garner substantial customer interest.

IPO Edge: Will the new launch date impact the timing of your merger with Stable Road Acquisition Corp.?

Dr. Kennedy: No. Momentus’ merger with Stable Road remains on target to close in the first quarter of 2021 (subject to approval of Stable Road’s and Momentus’ stockholders and other closing conditions, including a registration statement being declared effective by the SEC).

IPO Edge Contact:

John Jannarone, Editor-in-Chief

www.IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @ipoedge

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Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about the expected timing of the completion of the proposed business combination between Stable Road Acquisition Corp. (“Stable Road”) and Momentus, information concerning Stable Road’s or Momentus’ projected future results of operations, revenues, business strategies, and the expected timing of Momentus’ first mission including FAA approval of Momentus’ payloads. These forward-looking statements are based on Stable Road’s or Momentus’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Stable Road’s or Momentus’ management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals (including licenses) are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Stable Road or Momentus is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Momentus, including estimated revenues; risks related to the ability of customers to cancel contracts for convenience; risks related to the rollout of Momentus’ business and the timing of expected business milestones; the effects of competition on Momentus’ future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Stable Road’s public stockholders; the ability of Stable Road or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Stable Road. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither Stable Road nor Momentus undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Stable Road’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement (the “Proposed Transaction”), Stable Road has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be sent to the stockholders of Stable Road and Momentus, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR STABLE ROAD’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE “SPECIAL MEETING”), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Stable Road’s stockholders as of a record date to be established for voting on the Proposed Transaction and the other matters to be voted upon at the Special Meeting. Stable Road’s stockholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, WHICH WAS FILED WITH THE SEC ON MARCH 26, 2020. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT AND AMENDMENTS THERETO FOR THE PROPOSED TRANSACTION. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction are included in the Registration Statement and amendments thereto.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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